Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

July 26, 2010

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Subprime Advantage Inc.

Your Letter of July 9, 2010

Form Registration Statement on Form S-1

File No. 333-164850

Dear Mr. Owings

This correspondence is in response to your letter dated July 9, 2010 in reference to our filing of the Registration Statement on Form S-1A filed on June 25, 2010 on behalf of Subprime Advantage Inc., your file number 333-164850.  In addition to the comments listed below, we have also updated our financials to be reflective of the second quarter ending on June 30, 2010.

General
1.
We note the disclaimer section on your website where you state “No one should, or is entitled to rely on in any manner on any of the information at this site.” Please note that you are responsible for  the accuracy of your statements that reasonably can be expected to reach investors or the securities markets regardless of the medium through which the statements are made, including the Internet. Please see Section II. B.1. of SEC Release No. 33-7856. Please remove this statement from your website.

Response: We have removed the statement “No one should, or is entitled to rely on in any manner on any of the information at this site.” from the disclaimer page of our website.

We have entered into real estate…, page 9
2.
We note your comment to response one from our letter dated June 23, 2010 and the related revisions in your filing. Please enhance your disclosure to discuss the risks associated with a balloon payment of 45,662 due at the end of five years.

Response:  We have revised this section as follows;

“The preapproval terms are as follows: $49,000 at 5.625% interest only, with a monthly payment of $282.07 and a balloon payment of $45,662 due at the end of 5 years. We intend to sell or refinance the property prior to the balloon due date; however, if in five years we are unable to make the balloon payment as a result of our not having sold the property or refinanced the property we may default on the loan and lose the investment property.  The rate is applicable to an investment property because the property for which Subprime has been preapproved on is an investment property.”

Impact of Insufficient Capital On Our Business Strategy, page 37
3.
We note your statement on page 38 that your cash reserves would be sufficient to maintain a vacant property for three months to cover monthly mortgage payments and association fees. We further note your statement on page 22 that property taxes for this real estate investment are $132.50 per month and your statement on page 38 that you are responsible for securing home owner’s insurance on this property. Please clarify whether your ability to maintain the vacant property using your existing cash reserves of $1,609 for a minimum of three months includes payment of property taxes and home owner’s insurance. Please also clarify the monthly cost of home owner’s insurance and include this information on page 22. We reissue comment six from our letter dated June 23, 2010 as it pertains to this point.

Response:

Page 38- We have updated our financials to include the quarter end June 30, 2010. We have revised page 38 as follows;

“Should we be unable to secure a lease with a tenant, we will be able to maintain the vacant property using our existing cash reserves of $489 in addition to a loan of $8,000 by our CEO, for a minimum of six months, after which we would need to secure additional financing to cover expenses for the subsequent six months. The existing cash reserves would be sufficient to maintain a vacant property for three months as it would be used to pay the $282 a month mortgage, as well as the property tax, association fees and home-owner’s insurance which would add an additional $263.99. The utilities would be minimal as the property is vacant. We plan on securing additional financing through private party financing, additional sales of equities in addition to another offering. If we are unsuccessful in securing a lease with a tenant and unable to obtain additional funding, we will be unable to pay the mortgage which would trigger a foreclosure and we would lose the property. We would lose our initial $1,000 payment as well as the cash reserves used to maintain the property.  The failure of us to secure a tenant, or negotiate with the lender will not have an impact on either Stage II or Stage III of our funding initiatives.”

Page 22- We have revised page 22 to include the monthly home-owners insurance of $33.00 per month.

4.
We note your risk factor discussion on page nine that maintenance costs for the acquired property may impede your progress in other business areas. Please discuss how foreclosure and loss of the property would impact these business decisions.

Response:  We have revised this risk factor as follows;

“Upon negotiating the reduced mortgage of $49,000, based upon an interest rate 5.625% which has been agreed upon through a privately funded loan agreement, our monthly payment will be $282.07.  If we are unsuccessful in securing a lease with a tenant and unable to obtain additional funding, we may be unable to pay the mortgage as well as other fees such as utilities and monthly association fees which may trigger a foreclosure and we may lose the property. We would lose our initial $1,000 payment as well as the cash reserves used to maintain the property. However, due to a loan made to the company by Molly Country, the cash used to cover the costs associated with the property will not be taken from the proceeds of this offering. Therefore, should we experience a foreclosure and lose the property; it may not impede our progress in other business areas.”

5.
We note your statement on page one that you are in the process of implementing your marketing plan and designing the final website which you hope to have tested and launched in the final quarter of 2010. We further note your statements on pages 20 and 39 that you have launched your initial site, been in contact with a website developer and expect to have a final layout and bid acceptance by the end of the second quarter. Please update this section to discuss the current status of these plans as of the end of the second quarter.

Response:  We have revised page 20 as follows:

“We have not received a final quote as to the cost of our desired design, at this time as we are still in the process of making changes to our design concepts, however we are budgeting for final cost of between $10,000 and $15,000. As a result of our continued discussions with different design consultants, we have yet to finalize our layout or accept a final bid.  As of June 30, 2010, we have revised our goal to have a design finalized and in testing phase by the end of 2010, with a fully operational website online by the end of the first quarter of 2011.”

We have revised page 37 as follows;

“Considering that we have recently commenced operations (the Company was founded in December of 2009), our Website development has recently commenced construction. Although the Website was on line by the end of the first quarter of 2010, we intend for the Website to be reasonably functional by the end of the first quarter of 2011. Depending on the software implementation utilized in generating advertising revenues, the Website could generate revenue by the end of the first quarter of 2011.”

We have revised page 39 as follows;

“We have been in contact with a website developer to aid in the development of this site. We have not received a final quote as to the cost of our desired design. As of June 30, 2010, we are still in the process of finalizing our design and have not accepted a final bid.  We intend to complete this process and have a website in the testing phase by the end of 2010.”

6.	We note your response to comment seven from our letter dated June 23, 2010 and the related revisions in your filing on page 38. Please:

•	clarify why the acquisition was completed prior to obtaining a modified mortgage and in view of your rescission rights, and

•	provide the anticipated time frame for completion of this acquisition or conveyance.

We reissue comment seven from our letter dated June 23, 2010 as it pertains to the points above.

Response:  We have revised this section on page 38 as follows:

“At this time we are in negotiations with the lender to modify the current mortgage of $168,000.  The contract was completed prior to obtaining a modified mortgage, with the attached rescission rights, in order to take advantage of an investment opportunity within a small period of time. Since completing the contract, we have taken the responsibilities of paying HOA fees, property taxes and securing home-owner’s insurance. After completing the contract, our attorney has been in communication with the lender but they have provided us with no assurances of the time period for which we can expect to complete the modification, if at all. The contract does not state a termination date for the rescission rights. Should we be unable to renegotiate with the lender, under the terms of the agreement, we may rescind the contract with the sellers, at which time the property would re-convey back to them If we should be unable to renegotiate the terms of the mortgage under a mortgage modification program, we are prepared to vacate the property and take the $1,000 down payment and any other miscellaneous monthly expenses such as HOA fees and insurance as a loss.”

Sincerely,

                         /s/ Donald J. Stoecklein
Donald J. Stoecklein

cc: Subprime Advantage, Inc.